Exhibit 99.12

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Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Incident in Perú

Lima, 14 March 2008

Rio Tinto is profoundly concerned by the latest reports regarding the helicopter that went missing in Perú when travelling from the La Granja Camp to Chiclayo on Tuesday 11th March 2008. It has been confirmed that the helicopter crashed in a very remote, mountainous area and it appears that none of the passengers and crew survived. From the outset the company has assisted and informed the families of the passengers and crew on board and fully cooperated and supported the efforts of the Peruvian authorities with their search efforts.

The Helinka-Evergreen Bell 412 EP helicopter was under charter to the Rio Tinto La Granja Copper Project and carried two pilots and eight passengers.

On Wednesday, wreckage believed to be from the chartered helicopter was observed from the air by the Peruvian Air Force, but the wreckage could not be positively identified. Search teams including personnel from the Peruvian authorities and Rio Tinto were immediately dispatched to the area, but have not been able to reach the site due to very rugged terrain.

On Thursday evening representatives from the Peruvian Air Force, the National Police, and Rio Tinto met with the families and updated them on the situation.

On Friday it was confirmed by aerial photographs taken from a Peruvian Air Force helicopter that the wreckage was the chartered helicopter. It also appears unlikely that there are any survivors.

Rio Tinto is deeply saddened about this tragedy and has mobilised additional specialist resources to assist the ongoing search effort. We will continue to provide support and counselling to the families and provide assistance to the Peruvian authorities.

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Email: questions@riotinto.com

Websites: www.riotintolangranja.com www.riotinto.com